

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Adam Alred
CEO and Director
EZJR, Inc.
P.O. Box 1449
Duluth, GA 30096

> **Re:** **EZJR, Inc.**
> **Item 4.02 Form 8-K**
> **Filed April 16, 2013**
> **File No. 0-53810**

Dear Mr. Alred:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Form 8-K filed April 16, 2013

1.   Please amend your filing to address the following:

    a.   Disclose when you concluded that your financial statements should no longer be relied on pursuant to Item 4.02(a) of Form 8-K or disclose when you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review pursuant to Item 4.02(b) of Form 8-K;

    b.   Describe the error(s) that caused you, or your accountants to advise you, to place non-reliance on your previously issued financial statements, and quantify the impact of such error(s);

    c.   Describe the information provided by your independent accountant, if any; and

        d.   State whether your audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

2.   Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b), if applicable, and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Please amend your Form 8-K to file this letter, if applicable, as an exhibit no later than two business days after you receive such letter.

3.   We note that you intend to file restated financial statements. Please tell us how, and when, you will file such amended financial statements.

4.   Please tell us how you determined the currently unidentified errors in your previously filed interim reports on Forms 10-Q did not affect, and are in no way reflected in your operating or financial results for the year ended December 31, 2012. Provide to us information supporting the basis for your conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 if you have questions.

Sincerely,

/s/ Mark A. Rakip

Mark A. Rakip
Staff Accountant